Exhibit 1

To: Thomas Gerschman and Thomas LeFort-Directors – Kolorfusion International, Inc.
       Kolorfusion International, Inc.
       16075 E. 32nd Ave. #A
       Aurora, CO. 80011
From: Steve Nagel
Date: May 21, 2009

Gentlemen,

Your total lack of communication and your total lack of attending to your personal and corporate fiduciary responsibilities as to another board member is not in line with a company’s board that I can associate myself or even consider being a representative for our shareholders.

Your recent inactions toward myself as a fellow board member, and your lack of correspondent or resolution of financial matters dealing with my own personal financial interests due to me by the Company are certainly intentional and are being done to suit your own agenda(s), in my opinion.

I could say a lot more, but am not.

I hereby resign as a board member of Kolorfusion International, Inc., a company I founded and worked diligently to develop over the past years since its beginning. Those who helped survive this Company during the past 8 years are now being totally unattended

Stephen R. Nagel